SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )

GREENBRIAR CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

393648-40-7

(CUSIP Number)

Steven C. Metzger
Prager, Metzger & Kroemer PLLC
2626 Cole Avenue, Suite 900
Dallas, Texas 75204
214-969-7600
214-523-3838 (facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Warwick Summit Square, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2763276

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.48%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Gainesville Real Estate LLC,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 33-1077870

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 200,130

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 200,130

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.48%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

      This initial Statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Issuer” or “GBR”), which has its principal executive offices located at 14185 North Dallas Parkway, Suite 650, Dallas, Texas 75254. The CUSIP No. of the Shares is 393648-40-7.

Item 2. Identity and Background

      (a)-(c) and (f). This Statement is filed on behalf of Warwick Summit Square, Inc., a Texas corporation (“Warwick”), and Gainesville Real Estate LLC, a Texas limited liability company (“Gainesville”), the sole of member of which is Warwick. Each of Warwick and Gainesville has its principal executive offices located at 14185 North Dallas Parkway, Suite 650, Dallas, Texas 75254. Warwick and Gainesville are collectively referred to as the “Reporting Persons”). Gainesville was originally organized by GBR as its subsidiary on December 8, 2003 for the special purpose of holding ownership to certain items of which were not ultimately acquired. On December 30, 2003, GBR transferred all of the membership interest in Gainesville to Warwick for $1,000, the amount of the organization costs paid by GBR to establish Gainesville. The issued and outstanding common stock of Warwick is owned 49% by Morgan Family Trust and 51% by Partners Capital, LP, a Delaware limited partnership, the general partner of which and certain limited partners of which are controlled by Richard D. Morgan, who, together with his wife, Maria B. Morgan, are the Trustees of the Morgan Family Trust. Mr. Richard D. Morgan’s business address is 14185 North Dallas Parkway, Suite 650, Dallas, Texas 75254. Mr. Richard D. Morgan is a citizen of the United States of America. The name, business address and capacity with Warwick of each of the officers and/or directors of Warwick are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with Gainesville of each of the managers and officers of Gainesville are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

      (d) During the last five years, neither Warwick nor Gainesville nor any of their respective officers, directors or managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Warwick nor Gainesville nor any of their respective officers, directors or managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The consideration paid by Warwick to acquire the 200,130 Shares described in Item 5(c) below (a total of $792,583) came from delivery to the Issuer of a credit of the full amount of $792,583 against funds borrowed by GBR from Warwick in connection with GBR’s purchase of two items of real property and is based upon a credit of $3.96 per Share, the closing price of the Shares on December 30, 2003. Warwick’s capital contribution to Gainesville was made by delivery of the 200,130 Shares to Gainesville.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the Shares described in Item 5 below as an investment and to settle certain accounts between Warwick and GBR. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned and may acquire additional securities of the Issuer in connection with the settlement of accounts between GBR and affiliates of Warwick; or

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d) a change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e) any material change in the present capitalization or dividend policy of the Issuer; or

(f) any other material change in the Issuer’s business or corporate structure; or

(g) changes in the Issuer’s Charter, Bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person (except that the Reporting Persons’ ownership of certain outstanding shares may itself be an impediment to any potential change of control not approved by the Reporting Persons); or

(h) causing a class of securities of GBR to be de- listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest and Securities of the Issuer

      (a) According to the latest information available from the Issuer, as of December 31, 2003, the total number of issued and outstanding Shares was believed to be 977,093 Shares. As of December 31, 2003, after giving effect to the transaction described in Item 5(c) below, and a contribution to the capital of Gainesville from Warwick, the Reporting Persons own and hold directly the following Shares:

	No. of Shares Owned	Approximate Percent of
Name	Directly	Class

Warwick	-0-	0.0%
Gainesville	200,130	20.48%

	200,130	20.48%

      Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Warwick and managers of Gainesville may be deemed to beneficially own the number of Shares directly owned by Gainesville described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table:

		No. of
		Shares	Approximate
Name of Director or		Beneficially	Percent of
Manager	Entity	Owned	Class

Richard D. Morgan	Warwick and Gainesville	200,130	20.48%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		200,130	20.48%

      (b) Each of the managers of Gainesville share voting and dispositive power over the 200,130 Shares held by Gainesville.

      (c) During the sixty calendar days ended December 31, 2003, except for the transaction described below, the Reporting Persons and their respective officers, directors and managers did not engage in any transaction in the Shares or any other equity interest derivative thereof. On December 31, 2003, Warwick purchased from the Issuer 200,130 Shares of GBR at a price of $3.96 per Share in cash (an aggregate of $792,583), the full amount of which was paid by Warwick through a credit on an obligation of GBR in the amount of $792,583. Immediately after the consummation of such transaction on December 31, 2003, Warwick contributed to the capital of Gainesville all 200,130 Shares.

      (d) No person other than the Reporting Persons or their respective directors or managers is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares of GBR held by Gainesville.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Also on December 31, 2003, Warwick offered to make an investment in GBR in the amount of $500,000 by purchasing additional Common Stock from GBR at a price of $3.96 per Share subject to an advancement of funds to Warwick by another entity. Warwick delivered a check to GBR on December 31, 2003 for the aggregate purchase price for 126,262 Shares, but such funding to cover such purchase did not result in immediately-available funds. Warwick originally reported on Form 3 the acquisition of such additional 126,262 Shares, which was subsequently reversed effective ab initio. The transaction did not ultimately occur, and no continuing option or right of Warwick exists to purchase any additional Shares from GBR. Warwick subsequently filed an amended Form 3 to delete reference to such transaction.

      Except as set forth in Item 5(c), the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

      None.

SIGNATURES

      After reasonable inquiry and to the best of its knowledge or belief, the undersigned certify that the information set forth in this initial Statement on Schedule 13D is true, complete and correct.

Dated: January 20, 2004.

WARWICK SUMMIT SQUARE, INC.

	By:	/s/ Richard D. Morgan

Richard D. Morgan, President

GAINESVILLE REAL ESTATE LLC

	By:	/s/ Richard D. Morgan

Richard D. Morgan, Manager and President

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

WARWICK SUMMIT SQUARE, INC.

Name and Capacity with		Present Business in
Warwick Summit Square,		which Employment is
Inc.	Business Address	Conducted

Richard D. Morgan, Director and President	14185 North Dallas Parkway Suite 650 Dallas, Texas 75254	President, Tara Group, Inc.

SCHEDULE 2

EXECUTIVE OFFICERS AND MANAGERS OF

GAINESVILLE REAL ESTATE LLC

Name and Capacity with		Present Business in
Gainesville Real Estate		which Employment is
LLC	Business Address	Conducted

Richard D. Morgan, Manager and President	14185 North Dallas Parkway Suite 650 Dallas, Texas 75254	President, Tara Group, Inc.